Exhibit 99.2

Borr Drilling Limited Announces Second Quarter 2025 Results

Hamilton, Bermuda, August 13, 2025: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the six months ended June 30, 2025.

Highlights

•	Total operating revenues of $267.7 million, an increase of $51.1 million or 24% compared to the first quarter of 2025
•	Net income of $35.1 million, an increase of $52.0 million compared to the net loss in the first quarter of 2025
•	Adjusted EBITDA[1] of $133.2 million, an increase of $37.1 million or 39% compared to the first quarter of 2025
•	YTD 2025, the company was awarded 14 new contract commitments, representing approximately 2,584 days and $318 million of potential contract revenue

Other Events

•
In July 2025, the Company increased its liquidity by more than $200 million through an equity offering of $102.5 million, and commitments from commercial banks including existing lenders which have the effect of increasing available amounts under revolving credit facilities and more favourable terms for of its financial covenants.

•	Appointment of Bruno Morand as CEO, effective September 1, 2025, with Patrick Schorn becoming Executive Chair of the Company’s Board of Directors.

CEO, Patrick Schorn commented:

“Our second-quarter results were strong, with technical utilization of 99.6% and economic utilization of 97.8%. As anticipated, our activity rebounded in the second quarter, with 22 out of 24 rigs active. Revenue increased by $51.1 million this quarter, and EBITDA rose by $37.1 million to $133.2 million, up by 39% versus the first quarter of this year, underscoring the profitability of the revenue.

During the quarter, we secured important new awards, including a multi-rig contract in Asia and a new contract for the Arabia II which is expected to return to our active fleet in September. These contract awards improve our contract coverage2 to 84% at an average day rate of $145,000 in 2025, and 47% coverage at an average day rate of $139,000 in 2026.

In July, we took a decisive step to strengthen Borr Drilling’s longer term financial position through a comprehensive financing package. This initiative, which included a $102.5 million equity raise and commitments from commercial banks to amendments to the size and covenants of our revolving credit facilities, effectively increases our liquidity by $200 million and strengthens our balance sheet. We acted proactively to secure financing while market conditions were favourable, reinforcing our ability to execute our long-term strategy — including disciplined growth and potential industry consolidation.

Looking into the third quarter, we see a comparable level of activity as the second quarter and anticipate a similar performance. As previously indicated, we are comfortable with the current Bloomberg consensus estimate of 2025 Adjusted EBITDA of approximately $470 million.

We are encouraged by the Mexican government’s renewed commitment to strengthening Pemex’s liquidity and restated goal to achieve 1,800 mbpd in production. Our experience and track record of delivering best-in-class wells, uniquely positions Borr to capture incremental drilling activity, particularly under private investment projects that are expected to play an incremental role in the future of Mexico’s oil and gas production.”

1 The Company presents Adjusted EBITDA, which is a financial measure calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP). Adjusted EBITDA represents our periodic net income/(loss) adjusted for: depreciation of non-current assets, loss from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.
2 Excludes unexercised options, includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis

Management Discussion and Analysis

The discussion below compares the unaudited results for the second quarter of 2025 to the unaudited results of the first quarter of 2025.

In $ million	Q2 2025	Q1 2025	Change ($)	Change (%)
Total operating revenues	267.7	216.6	51.1	24%
Total operating expenses	(171.2)	(156.8)	(14.4)	9%
Operating income	96.5	60.2	36.3	60%
Total financial expenses, net	(56.4)	(62.7)	6.3	(10)%
Income tax expense	(4.8)	(12.6)	7.8	(62)%
Net income/(loss)	35.1	(16.9)	52.0	—
Adjusted EBITDA	133.2	96.1	37.1	39%

Cash and cash equivalents	92.4	170.0	(77.6)	(46)%
Total equity	1,012.6	974.9	37.7	4%

Three months ended June 30, 2025 compared to three months ended March 31, 2025

Total operating revenues were $267.7 million for the second quarter of 2025, an increase of $51.1 million or 24% compared to the first quarter of 2025. Total operating revenues consisted of $238.5 million in dayrate revenue, $20.3 million in bareboat charter revenue and $8.9 million in management contract revenue.

The overall increase in total operating revenue is primarily a result of the $36.3 million increase in dayrate revenue, a $12.7 million increase in bareboat charter revenue and a $2.1 million increase in management contract revenue, in comparison to the prior quarter. The increase in dayrate revenue is primarily due to the increase in the number of operating days for the jack-up rigs Vali and Thor. The increase in bareboat charter revenue is primarily due to the commencement of Arabia I’s bareboat charter during the quarter, in addition to the recommencement of operations of Galar, Grid and Gersemi, which were previously on temporary suspension in the prior quarter. The increase in management contract revenue is primarily due to the recommencement of operation of the Galar.

Total operating expenses for the second quarter of 2025 were $171.2 million, an increase of $14.4 million compared to the first quarter of 2025, primarily due to a $12.4 million increase in rig operating and maintenance expenses, a $1.2 million increase in general and administrative expenses and a $0.8 million increase in depreciation. The $12.4 million increase in rig operating and maintenance expenses is primarily due to the increase in the number of operating days for the jack-up rigs Vali and Thor.

Included in total operating revenues for the second quarter of 2025 is $17.0 million in reimbursable revenues, an increase of $6.4 million in comparison to the prior quarter. Included in total operating expenses is $10.5 million in reimbursable expenses, an increase of $3.3 million compared to the first quarter of 2025.

Total financial expenses, net, for the second quarter of 2025 were $56.4 million, a decrease of $6.3 million compared to the first quarter of 2025. The overall decrease is primarily due to a $4.0 million decrease in financing fees related to the settlement of significant outstanding receivables from one of our major Mexican customers in the first quarter of 2025, and an increase in the net FX gain of $1.3 million.

Income tax expense for the second quarter of 2025 was $4.8 million, a decrease of $7.8 million compared to the first quarter of 2025. The overall decrease is primarily due to a $6.0 million one-off deferred tax asset recognized during the quarter.

Net income for the second quarter of 2025 was $35.1 million, an increase of $52.0 million compared to the net loss of $16.9 million in the first quarter of 2025.

Adjusted EBITDA for the second quarter of 2025 was $133.2 million, an increase of $37.1 million, or 39%, compared to the first quarter of 2025.

Liquidity and Cash Flows

The Company’s cash and cash equivalents as of June 30, 2025 were $92.4 million, compared to $170.0 million as of March 31, 2025. In addition, the Company had a Super Senior Credit Facility (“SSRCF”) agreement of $195.0 million, consisting of a $150 million Revolving Credit Facility (“RCF”) and a $45.0 million Guarantee Facility. The $150 million RCF was undrawn at June 30, 2025, resulting in total liquidity of $242.4 million at the end of the quarter.

Net cash provided by operating activities was $6.3 million, which includes $98.3 million of semi-annual cash interest payments on our Senior Secured Notes due in 2028 and 2030 and $20.8 million of income taxes paid. Cash flow from operating activities in the quarter is impacted by working capital build up due to increased accrued revenue, primarily due to services performed but not yet billed for the start-up phase of new contracts for the Vali, Ran and Arabia I, in addition to the increase in dayrate for several contracts, in comparison to the previous quarter.

Net cash used in investing activities was $13.4 million and is comprised of jack-up additions, primarily a result of activation costs and long-term maintenance costs.

Net cash used in financing activities was $70.7 million and is comprised of $67.3 million in principal debt repayments and $3.4 million in redemption premium payments, reflecting scheduled amortization payments on our Senior Secured Notes due in 2028 and 2030.

Financing and corporate developments

As of June 30, 2025, we had principal debt outstanding of $2,112.3 million, consisting of $1,229.1 million aggregate principal amount of senior secured notes due in 2028, $643.8 million aggregate principal amounts of senior secured notes due in 2030 and $239.4 million aggregate principal amount of unsecured Convertible Bonds due in 2028.

The Company also has a $195 million Super Senior Credit Facility, comprised of a $150 million RCF and a $45.0 million Guarantee Facility. As of June 30, 2025, we had no amounts drawn under the RCF and we had $34.6 million drawn under the Guarantee Facility.

Subsequent to the end of the second quarter, the Company raised $102.5 million gross proceeds through a public equity offering. The Company also announced it has received commitments from certain commercial banks to: i) increase the existing super senior RCF to $200 million; ii) reallocate the existing $45 million Guarantee Facility from super senior to senior secured (freeing up $45 million of capacity under the SSRCF); and iii) add a new $34 million senior secured RCF. Additionally, the Company obtained more favourable terms on the financial covenants in these facilities, including a reduction in the minimum liquidity covenant. As a result of the foregoing, the Company has commitments for $234 million of RCF facilities, and a $45 million Guarantee Facility.

In addition, the Company announced that pursuant to a multi-year succession planning process, the Company’s Board of Directors has reached a unanimous decision to appoint Chief Commercial Officer Bruno Morand as successor to Chief Executive Officer Patrick Schorn, effective September 1, 2025. At the time of the transition, Mr. Schorn will become Executive Chair of the Company’s Board of Directors, while current Chairman, Tor Olav Trøim, will continue to serve as a Director of the Board. Additionally, current Director Dan Rabun will become Lead Independent Director.

Equity

The Company’s issued share capital as of June 30, 2025, was $24,440,000 divided into 244,400,000 shares with a par value of $0.10 per share

During the quarter ended March 31, 2025, the Company cancelled 19,680,391 shares out of the 25,000,000 shares which the Company had made available pursuant to a share lending agreement (“SLA”) for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds due in 2028. The remaining 5,319,609 loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or upon decrease in the demand for hedging shares for other reasons, or upon expiry of the SLA. The number of issued shares excluding the loan shares available was 239,080,391 at June 30, 2025.

Following the end of the second quarter 2025, the Company issued 50,000,000 new shares at an offer price of $2.05 per share. The number of issued shares, following this share issuance, excluding loan shares available, is 289,080,391.

Following the Special General Meeting held on August 6, 2025, the Company’s number of authorized shares increased by 50,000,000 common shares with a nominal value of $0.10 per share, increasing the authorized number of shares from 315,000,000 to 365,000,000 shares and the authorized share capital from $31,500,000.00 to $36,500,000.00.

Fleet, Operations and Contracts

The Company’s fleet consists of 24 modern jack-up rigs, all built after 2010. Since the publication of our first quarter 2025 report, the Company has secured new contract commitments for the rigs Thor, Gunnlod, Odin, Arabia II and Ran.

As of the date of this report, 22 of our 24 rigs are either contracted or committed: three in the Middle East, five in Africa, six in Southeast Asia, seven in Mexico and one in South America.

Year to date 2025, the company has been awarded fourteen new contract commitments, representing approximately 2,584 days and $318 million of potential contract revenue. The Company’s total contract revenue backlog (excluding unexercised options, and including bareboat charter contracts adjusted to a gross dayrate-equivalent basis) at June 30, 2025 was $1.33 billion and is $1.21 billion as of the date of this report.

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 99.6% in the second quarter of 2025, and the economic utilization was 97.8%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 89.7% in June 2025, a decrease of 0.4 percentage points from March 2025. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 91.4% at the end of June 2025, and currently stands at 91.2%.

Currently, there are 301 modern jack-ups contracted, representing a decrease of approximately 10 units as compared to the peak high in early 2024.

As of the date of this report, 11 newbuild rigs remain under construction and they account for 2.5% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 2

Borr is exposed to a number of risks related to the Company’s financial position, operations and the industry in which it operates.

Brent oil prices in the second quarter of 2025 averaged approximately $68 per barrel. The average Brent oil price in the first quarter of 2025 was approximately $75 per barrel. Uncertainty persists in the market and oil benchmark prices are expected to remain volatile given the implementation of tariffs and potential further tariffs, incremental oversupply and the current global economic uncertainty and geopolitical events affecting supply and demand. The geopolitical unrest, including in the Middle East, and any expansion or increase of trade tensions, may result in oil supply disruptions and cause further volatility in commodity prices. We remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline further.

2 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and may decline. In January 2025, we received a notice of temporary suspension of three rigs operating in Mexico and in November 2024, we received a notice of temporary suspension of one rig in Saudi Arabia, and that contract was subsequently terminated. We also received a notice of temporary suspension on one rig operation in Mexico in June 2025. While most of the suspended rigs have since recommenced operations, any further suspensions or decline in demand for services of jack-up rigs could have a negative effect on the Company. We took delivery of the newbuildings Vali and Var in the fourth quarter of 2024. The Var has yet to be contracted with a customer. The delivery of these rigs has increased the size of fleet and the risks we face including the risk of a decline in demand.

We have outstanding $1,229.1 million aggregate principal amount of 10% senior secured notes due 2028, $643.8 million aggregate principal amount of 10.375% senior secured notes due 2030, and $239.4 million aggregate principal amount of unsecured Convertible Bonds due 2028.

We are subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facilities, risks relating to covenant limitations and the interest and other payments due on our senior secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness, including the risk that we may not be able to refinance our debt as it matures.

Conference call

A conference call and webcast is scheduled for 9:00 AM New York Time (15:00 CET) on Thursday August 14, 2025 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company’s website, www.borrdrilling.com.

Forward looking statements

This announcement and related discussions include forward looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, expected activity levels in the jack-up rig and oil industry, contract revenue backlog, contracts and contract commitments, contract start dates and rates, options, contract commitments, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, guidance on results of operations including 2025 results, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about the global jack-up fleet, including the number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about the expected timing of payment of receivables owed to us, statements about commitments from commercial banks which have the effect of increasing available amounts under revolving credit facilities and more favourable terms for financial covenants and statements made under “Market” and “Risk and uncertainties” above, and other non-historical statements. These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry and industry conditions, business, the risk that our actual results of operations in future periods differ materially from expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments or receivables to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that contract revenue backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting our most recently delivered rigs and other available rigs, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our convertible bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to the commitments to increase the size of the Company’s RCF and reallocate the guarantee facility and amend certain covenants and enter into a new RCF including the risk that the conditions to these commitments are not satisfied or the definitive documentation to implement these commitments are not entered into on the contemplated terms, in a timely matter, or at all, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

August 13, 2025

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company’s Unaudited Net Income to Adjusted EBITDA.

(in US$ millions)	Q2 2025	Q1 2025
Net income / (loss)	35.1	(16.9)
Depreciation of non-current assets	36.7	35.9
Loss from equity method investments	0.2	1.8
Total financial expense, net	56.4	62.7
Income tax expense	4.8	12.6
Adjusted EBITDA	133.2	96.1

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Operating revenues
Dayrate revenue	238.5	223.0	440.7	421.3
Bareboat charter revenue	20.3	26.6	27.9	37.9
Management contract revenue	8.9	11.7	15.7	11.7
Related party revenue	—	10.6	—	35.0
Total operating revenues	267.7	271.9	484.3	505.9

Gain on disposals	—	0.2	0.4	0.4

Operating expenses
Rig operating and maintenance expenses	(122.2)	(124.1)	(232.0)	(228.1)
Depreciation of non-current assets	(36.7)	(31.9)	(72.6)	(63.7)
General and administrative expenses	(12.3)	(11.6)	(23.4)	(25.0)
Total operating expenses	(171.2)	(167.6)	(328.0)	(316.8)

Operating income	96.5	104.5	156.7	189.5

(Loss) / income from equity method investments	(0.2)	(2.5)	(2.0)	2.9

Financial income (expenses), net
Interest income	0.5	2.4	1.1	3.8
Interest expense	(57.2)	(52.0)	(115.3)	(101.0)
Other financial income (expenses), net	0.3	(5.8)	(4.9)	(16.0)
Total financial expenses, net	(56.4)	(55.4)	(119.1)	(113.2)

Income before income taxes	39.9	46.6	35.6	79.2
Income tax expense	(4.8)	(14.9)	(17.4)	(33.1)
Net income attributable to shareholders of Borr Drilling Limited	35.1	31.7	18.2	46.1
Total comprehensive income attributable to shareholders of Borr Drilling Limited	35.1	31.7	18.2	46.1

Basic income per share	0.15	0.13	0.08	0.18
Diluted income per share	0.14	0.12	0.08	0.18
Weighted-average shares outstanding - basic	238,907,129	251,189,331	241,134,285	251,953,928
Weighted-average shares outstanding - diluted	273,877,730	288,436,630	242,362,500	289,349,337

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions except share data)

	June 30, 2025	December 31, 2024
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	92.4	61.6
Restricted cash	1.0	0.9
Trade receivables, net	149.2	184.3
Prepaid expenses	17.2	8.4
Deferred mobilization and contract preparation costs	33.7	40.6
Accrued revenue	137.6	107.7
Due from related parties	6.4	85.1
Other current assets	30.8	28.0
Total current assets	468.3	516.6

Non-current assets
Property, plant and equipment	2.3	2.8
Jack-up drilling rigs, net	2,792.4	2,823.2
Equity method investments	12.5	14.5
Other non-current assets	76.2	62.5
Total non-current assets	2,883.4	2,903.0
Total assets	3,351.7	3,419.6

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables	63.8	81.6
Accrued expenses	65.0	68.0
Short-term accrued interest and other items	29.7	30.6
Short-term debt	118.1	118.1
Short-term deferred mobilization, demobilization and other revenue	42.8	27.1
Other current liabilities	47.7	84.2
Total current liabilities	367.1	409.6

Non-current liabilities
Long-term debt	1,933.4	1,992.5
Long-term deferred mobilization, demobilization and other revenue	37.4	21.0
Other non-current liabilities	1.2	3.2
Total non-current liabilities	1,972.0	2,016.7
Total liabilities	2,339.1	2,426.3

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2024:315,000,000) shares, issued 244,400,000 (2024: 264,080,391) shares and outstanding 236,224,866 (2024: 244,926,821) shares	24.5	26.5
Treasury shares	(20.0)	(20.9)
Additional paid in capital	347.7	340.8
Contributed surplus	1,919.0	1,923.7
Accumulated deficit	(1,258.6)	(1,276.8)
Total equity	1,012.6	993.3
Total liabilities and equity	3,351.7	3,419.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash flows from operating activities
Net income	35.1	31.7	18.2	46.1
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash compensation expense related to share based employee and directors’ compensation	2.6	1.8	6.0	3.6
Depreciation of non-current assets	36.7	31.9	72.6	63.7
Amortization of deferred mobilization and contract preparation costs	14.5	17.1	24.7	31.8
Amortization of deferred mobilization, demobilization and other revenue	(14.3)	(42.5)	(22.1)	(68.7)
Gain on disposal of assets	—	(0.2)	(0.4)	(0.4)
Amortization of debt discount	1.7	1.7	3.4	3.4
Amortization of debt premium	(0.7)	(0.2)	(1.4)	(0.3)
Amortization of deferred finance charges	3.2	2.8	6.4	5.5
Bank commitment, guarantee and other fees	0.2	—	4.4	—
Change in fair value of financial instruments	—	(0.3)	—	(0.3)
Loss / (income) from equity method investments	0.2	2.5	2.0	(2.9)
Deferred income tax	(5.5)	1.3	(6.0)	4.4
Change in assets and liabilities:
Amounts due from related parties	0.9	13.9	75.3	10.7
Accrued expenses	5.0	(2.7)	3.2	(12.0)
Accrued interest	(45.3)	(37.3)	2.5	(2.2)
Other current and non-current assets	(60.7)	(28.6)	(42.2)	(80.6)
Other current and non-current liabilities	32.7	23.1	(1.6)	38.1
Net cash provided by operating activities	6.3	16.0	145.0	39.9

Cash flows from investing activities
Additions to jack-up drilling rigs	(13.4)	(6.8)	(38.4)	(22.0)
Purchase of property, plant and equipment	—	(0.2)	(0.1)	(0.4)
Additions to newbuildings	—	(6.4)	—	(9.7)
Net cash used in investing activities	(13.4)	(13.4)	(38.5)	(32.1)

Cash flows from financing activities
Repayment of debt (1)	(70.7)	(67.2)	(70.7)	(77.8)
Cash dividends paid	—	(23.9)	(4.7)	(47.7)
Debt proceeds, gross of premium / (net of discount) and issuance costs	—	—	—	208.3
Purchase of treasury shares	—	—	(0.2)	—
Proceeds from exercise of share options	—	—	—	1.3
Net cash (used in) / provided by financing activities	(70.7)	(91.1)	(75.6)	84.1

Net (decrease) / increase in cash, cash equivalents and restricted cash	(77.8)	(88.5)	30.9	91.9
Cash, cash equivalents and restricted cash at the beginning of the period	171.2	283.0	62.5	102.6
Cash, cash equivalents and restricted cash at the end of the period	93.4	194.5	93.4	194.5

Supplementary disclosure of cash flow information
Interest paid	(98.3)	(85.0)	(104.4)	(91.3)
Income taxes paid	(20.8)	(17.2)	(37.7)	(30.0)
Non-cash offset of other current and non-current assets and jack-up rigs	(8.5)	—	(9.1)	—

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

(1) Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

(In $ millions)	June 30, 2025	December 31, 2024
Cash and cash equivalents	92.4	61.6
Restricted cash	1.0	0.9
Total cash and cash equivalents and restricted cash	93.4	62.5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	3,067	—	—	—	—	—	—
Share-based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6
Movement in treasury shares	(2,364,437)	—	(0.3)	0.3	—	—	—
Share-based compensation	—	—	—	1.8	—	—	1.8
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	31.7	31.7
Balance as at June 30, 2024	250,632,002	26.5	(9.1)	342.3	1,952.3	(1,312.8)	999.2

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as at March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9
Movement in treasury shares	(3,083,690)	—	(0.3)	0.3	—	—	—
Share based compensation	—	—	—	2.6	—	—	2.6
Total comprehensive income	—	—	—	—	—	35.1	35.1
Balance as at June 30, 2025	236,224,866	24.5	(20.0)	347.7	1,919.0	(1,258.6)	1,012.6